United States securities and exchange commission logo





                               August 26, 2021

       Eric Benhamou
       Chief Executive Officer
       Enterprise 4.0 Technology Acquisition Corp.
       533 Airport Blvd, Suite 400
       Burlingame, CA 94010

                                                        Re: Enterprise 4.0
Technology Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 30,
2021
                                                            CIK No. 0001870925

       Dear Mr. Benhamou:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on July 30, 2021

       Capitalization, page 79

   1. We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 23,021,722 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the issuer, in concluding that all
25,000,000 Class A shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Eric Benhamou
Enterprise 4.0 Technology Acquisition Corp.
August 26, 2021
Page 2
Notes to Financial Statements
Note 2- Significant Accounting Policies
Warrant Instruments, page F-12

2. We note your disclosure in several places throughout the filing that you will classify the public and private warrants as a liability in accordance with the guidance in ASC 815-40.
       In light of the fact that your filed warrant agreement, exhibit 4.4, stipulates the terms applicable to the public and private warrants, please provide us with your accounting analysis for the warrants. As part of your analysis, address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Davis at 202-551-4385 or Jonathan Burr at 202-551-5833 with any other questions.



                                                             Sincerely,
FirstName LastNameEric Benhamou
                                                      Division of Corporation
Finance
Comapany NameEnterprise 4.0 Technology Acquisition Corp.
                                                      Office of Real Estate &
Construction
August 26, 2021 Page 2
cc:       Lijia Sanchez
FirstName LastName